

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2023

The principal balances and results accumulated for the period ending January 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,837,525
Loans and accounts receivables from customers and banks, net	37,574,673
Loans and accounts receivables from customers at fair value, net	141,701
Financial instruments	10,182,680
Financial derivative contracts	12,125,622
Other asset ítems	5,542,370
Total assets	**68,404,571**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	14,122,477
Time deposits and other time liabilities	13,038,495
Issued debt and regulatory capital instruments	9,594,142
Financial derivative contracts	14,399,591
Other liabilities items	13,009,208
Total equity	4,240,658
Total liabilities and Equity	**68,404,571**

Equity attributable to:	
Equity holders of the Bank	4,129,873
Non-controlling interest	110,785

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	78,286
Net fee and commission income	42,637
Result from financial operations	33,680
Total operating income	**154,603**
Provision for loan losses	(41,189)
Support expenses	(68,592)
Other results	(5,559)
Income before tax	**39,263**
Income tax expense	(4,090)
Net income for the period	**35,173**

Attributable to:	
Equity holders of the Bank	33,951
Non-controlling interest	1,222

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de enero de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.837.525
Créditos y cuentas por cobrar a clientes y bancos	37.574.673
Créditos y cuentas por cobrar a clientes a valor razonable	141.701
Instrumentos financieros	10.182.680
Contratos de derivados financieros	12.125.622
Otros rubros del activo	5.542.370
Total Activos	**68.404.571**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.122.477
Depósitos y otras captaciones a plazo	13.038.495
Instrumentos de deuda y capital regulatorio emitidos	9.594.142
Contratos de derivados financieros	14.399.591
Otros rubros del pasivo	13.009.208
Total patrimonio	4.240.658
Total Pasivos y Patrimonio	**68.404.571**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.129.873
Interés no controlador	110.785

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	78.286
Ingresos neto de comisiones	42.637
Resultado de operaciones financieras	33.680
Total ingresos operacionales	**154.603**
Gasto de pérdidas crediticias	(41.189)
Gastos de apoyo	(68.592)
Otros resultados	(5.559)
Resultado antes de impuesto	**39.263**
Impuesto a la renta	(4.090)
Utilidad consolidada del periodo	**35.173**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	33.951
Interés no controlador	1.222

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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